Exhibit 12

Computation of the Ratio of Earnings to Fixed Charges

Years Ended June 30 (In millions, except ratios)	Three Months Ended 9/30/04	FY 2004	FY 2003	FY2002	FY2001	FY2000
Earnings from continuing operations before income taxes	189	840	802	561	479	619
Additions:						
Amortization of capitalized interest	-	2	2	2	2	1
Dividends from investees	4	9	5	6	6	6
Deductions:						
Capitalized interest	-	(1)	(1)	(1)	(1)	-
Undistributed income of equity investees	(3)	(12)	(5)	(12)	(12)	(14)
Subtotal	190	838	803	556	474	612
Interest expense	8	30	28	38	88	98
Capitalized interest	-	1	1	1	1	-
Portion of rental expense attributable to interest	1	5	4	5	4	4
Total Fixed Charges	9	36	33	44	93	102
Total Earnings	199	874	836	600	567	714
Ratio of earnings to fixed charges	22	24	25	14	6	7